InnerWorkings, Inc.
203 N. LaSalle Street, Suite 1800
Chicago, IL 60601

October 3, 2019

Adam Phippen
Donna Di Silvio
Division of Corporation Finance
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:

InnerWorkings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 19, 2019
Form 8-K Filed August 8, 2019
Form 10-Q for the Quarterly Period Ended June 30, 2019
Filed August 9, 2019
File No. 000-52170

Dear Mr. Phippen and Ms. Di Silvio:

On behalf of InnerWorkings, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 4, 2019 with respect to the Company’s above referenced filings. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Goodwill, page 24

Comment No. 1.
Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether your North American reporting unit is at risk of failing step one of the quantitative impairment test or that the fair value of this reporting unit is substantially in excess of carrying value and is not at risk of failing step one. If the North American reporting unit is at risk of failing step one, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•	the amount of goodwill allocated to the reporting unit;

•	a detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Response:
The Company respectfully advises the Staff that it performed an interim impairment assessment as of December 31, 2018, resulting in a goodwill impairment charge for its North America segment. The goodwill impairment charge recorded as of December 31, 2018 represents a partial impairment of the North America segment goodwill, which resulted in “at risk” goodwill under ASC 350. The Company included the required disclosures about the impairment charge, including a qualitative discussion, which is disclosed in Note 5, Goodwill, to its audited consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”). Further, the Company disclosed in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019 and June 30, 2019 the primary factors considered in estimating the fair value of the reporting unit and an indication that, if these drivers fail to be realized, a future impairment charge may occur. In future filings, the Company will make all required disclosures in the event that markets or circumstances change or the Company fails to meet its projections used in estimating fair value of the reporting unit, to the extent that the estimated fair value exceeds carrying value, including goodwill, by less than 30%. In addition, the Company will continue to include the aforementioned disclosure related to the assumptions used and risk of future impairment.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
19. Business Segments, page 71

Comment No. 2.
Please disclose total expenditures for additions to long-lived assets for each reportable segment. Refer to ASC 280-10-50-25b.
Response:
The Company respectfully advises the Staff that, as noted in Note 19, Business Segments, to its Form 10-K, the chief operating decision maker does not evaluate performance of the Company’s operating segments using asset measures. The primary factors considered when assessing operating segment performance are gross revenue and adjusted EBITDA. Further, as disclosed in the Form 10-K, capital expenditures for the organization as a whole for 2018 and 2017 were $11.1 million and $12.5 million, respectively, which represents approximately 12% and 19%, respectively, of the total long-lived assets balance for the relevant periods.
Per ASC 280-10-50-25b, a public entity shall disclose total expenditures for additions to long-lived assets for each reportable segment if the specified amounts are included in the determination of segment assets reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker, even if not included in the determination of segment assets. It was noted in FASB Statement 131, however, that the provisions of the statement need not be applied to immaterial items. As capital expenditures for the periods presented were deemed immaterial, management’s election to not disclose total expenditures for additions to long-lived assets by reportable segment was deemed appropriate. In future filings, the Company will disclose total expenditures for additions to long-lived assets for each reportable segment when determined to be material.
Comment No. 3.
Please tell us your consideration of providing revenue by geography as set forth in ASC 280-10-50-41 including disclosure of your domestic revenues separately from your foreign revenues.
Response:
The Company respectfully advises the Staff that revenue was reported on a segment basis rather than by geography as the North America segment encompasses the Company’s country of domicile (United States) and Canada, of which revenue is principally generated within the United States. North America comprised 69% of the Company’s revenue in each of 2018 and 2017; less than 5% of North America revenue is generated within Canada. Canadian operations were determined to be immaterial given the revenue generated from such operations as a percentage of total North America revenue as well as Canadian operations being substantially interconnected and integrated with U.S. operations. Accordingly, the Company deemed it unnecessary to break out revenue geographically thus leading to the disclosure of revenue at the segment level. Management undertakes to include a disclosure in its future Annual Reports on Form 10-K related to the immateriality of North America segment revenue generated outside of the United States.

Form 8-K Filed August 8, 2019

Exhibit No. 99.1
Outlook, page 1

Comment No. 4.
Reference is made to your disclosure of non-GAAP diluted earnings per share and adjusted EBITDA guidance for 2019. Please disclose, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP and a reconciliation, which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(i)(A)-(B) of Regulation S-K.

Response:

The Company respectfully advises the Staff that, in drafting the “Outlook” section of its earnings release, the Company noted Item 10(e)(1)(i)(B) of Regulation S-K, which requires quantitative reconciliation for forward-looking non-GAAP measures to the extent available without unreasonable efforts. Due to the difficulty of predicting the timing and amount of certain of the various reconciling items that impact non-GAAP diluted earnings per share and adjusted EBITDA, including restructuring charges, stock-based compensation expense and control remediation-related fees, the Company relied on this “unreasonable efforts” exception and did not include reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP.

The Company has reviewed Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and advises that it will, in future filings/furnished earnings releases, revise the “Outlook” section to disclose the Company’s reliance on this “unreasonable efforts” exemption and identify the information that is unavailable and its probable significance in a location of equal or greater prominence in compliance with Item 10(e)(1)(i)(A) of Regulation S-K. Please see below the suggested addition to this section going forward:

“The Company has not quantitatively reconciled its guidance for non-GAAP diluted earnings per share and adjusted EBITDA to their most comparable GAAP measures because certain of the various reconciling items that impact these measures, including restructuring charges, stock-based compensation expense and control remediation-related fees affecting the period, have not occurred, are out of the Company’s control, or cannot be reasonably predicted. Accordingly, reconciliations to the nearest GAAP financial measures are not available without unreasonable effort. Please note that the unavailable reconciling items could significantly impact the Company’s results.”

Form 10-Q for the Quarterly Period Ended June 30, 2019

Item 1. Condensed Consolidated Financial Statements (Unaudited)
Notes to Condensed Consolidated Financial Statements (Unaudited)
11. Commitments and Contingencies, page 19

Comment No. 5.
We note disclosure in your Form 10-K that a decision was pending on your Motion to Dismiss filed November 26, 2018 pertaining to the securities class action complaint. Please update your disclosure. Refer to ASC 270-10-50. Further, please disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.
Response:
The Company respectfully advises the Staff that, as disclosed in Note 12, Commitments and Contingencies to the consolidated unaudited financial statements included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, on March 27, 2019, the Court granted the Company’s motion to dismiss the amended complaint, and on April 16, 2019, the plaintiff’s action was dismissed. As the complaint was dismissed and therefore no longer a contingency, and such dismissal was disclosed in the Form 10-Q for the quarter ended March 31, 2019, management deemed it appropriate to omit any further disclosure of the terminated litigation from its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

* * *
If you have any questions regarding any of the responses in this letter, please call me at (312) 610-6398.

Respectfully submitted,
/s/ Oren B. Azar
General Counsel

cc: Richard S. Stoddart